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                       SECURITIES AND EXCHANGE COMMISSION
                              450 Fifth Street N.W.
                           Washington, D.C. 20549-1004



                                    FORM 11-K



(Mark One)

    [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 1999


                                       OR

    [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ___________ to _____________


Commission file number 1-892

         A. Full title and the address of the plan, if different from that of the issuer named below:

                  ROHR, INC. SAVINGS PLAN FOR EMPLOYEES COVERED BY
                          COLLECTIVE BARGAINING AGREEMENTS

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                                     The B.F. Goodrich Company
                                                     Four Coliseum Centre
                                                     2730 West Tyvola Road
                                                     Charlotte, NC 28217-4578



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                              REQUIRED INFORMATION




1.       Audited Financial Statements for the Plan.


         The Report of Independent Auditors; Statements of Assets Available for Benefits as of December 31, 1999 and December 31, 1998; and Statement of Changes in Assets Available for Benefits for the year ended December 31, 1999.


2.       Exhibit 23


         Consent of Independent Auditors - Ernst & Young LLP





                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, The B.F.Goodrich Company Retirement Plus Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          THE B.F.GOODRICH COMPANY
                                          RETIREMENT PLUS SAVINGS PLAN COMMITTEE



June 27, 2000                             /S/ Kevin P. Heslin
                                          ------------------------------------
                                          Kevin P. Heslin
                                          Chairman of The B.F.Goodrich Company
                                          Retirement Plus Savings Plan Committee



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                                        Audited Financial Statements and
                                        Supplemental Schedule

                                        ROHR, INC. SAVINGS PLAN FOR
                                        EMPLOYEES COVERED BY COLLECTIVE
                                        BARGAINING AGREEMENTS


                                        December 31, 1999 and 1998 and
                                        Year Ended December 31, 1999
                                        With Report of Independent Auditors







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                  Rohr, Inc. Savings Plan for Employees Covered
                       by Collective Bargaining Agreements

             Audited Financial Statements and Supplemental Schedule

                         December 31, 1999 and 1998 and
                          Year Ended December 31, 1999

                                    CONTENTS


Report of Independent Auditors.........................................       1

AUDITED FINANCIAL STATEMENTS

Statements of Assets Available for Benefits............................       2
Statement of Changes in Assets Available for Benefits..................       3
Notes to Financial Statements..........................................       4

SUPPLEMENTAL SCHEDULE

Schedule of Assets Held for Investment Purposes at End of Year.........      10









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                         Report of Independent Auditors

The BFGoodrich Company
Retirement Plus Savings Plan
  Committee

We have audited the accompanying statements of assets available for benefits of Rohr, Inc. Savings Plan for Employees Covered by Collective Bargaining Agreements as of December 31, 1999 and 1998, and the related statement of changes in assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 1999, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                         /S/ Ernst & Young LLP

June 23, 2000




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                  Rohr, Inc. Savings Plan for Employees Covered
                       by Collective Bargaining Agreements

                   Statements of Assets Available for Benefits



                                                        DECEMBER 31
                                                   1999               1998
                                              -------------------------------
ASSETS

Investments, at fair value (Note C)           $    248,954      $  33,964,744
                                              -------------------------------

ASSETS AVAILABLE FOR BENEFITS                 $    248,954      $  33,964,744
                                              ===============================


See accompanying notes to financial statements.




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                  Rohr, Inc. Savings Plan for Employees Covered
                       by Collective Bargaining Agreements

              Statement of Changes in Assets Available for Benefits


                                                               YEAR ENDED
                                                           DECEMBER 31, 1999
                                                           ------------------

ADDITIONS
Investment income:
     Net appreciation in fair value
          of investments (Note C)                             $   410,645
     Dividends and interest                                     2,320,140
                                                              -----------
                                                                2,730,785

Contributions:
     Employees                                                  1,810,854
     Employer                                                     660,252
                                                              -----------
                                                                2,471,106
                                                              -----------
Total additions                                                 5,201,891

DEDUCTIONS
Withdrawals and benefit payments                                2,468,313
Administrative expenses                                             7,788
                                                              -----------
Total deductions                                                2,476,101
                                                              -----------

Net increase                                                    2,725,790

Assets available for benefits at beginning of year             33,964,744

Assets transferred to The Pretax Savings Plan for the
     Salaried Employees of Rohr, Inc. (Note A)                 36,441,580
                                                              -----------

ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR                  $   248,954
                                                              ===========


See accompanying notes to financial statements.



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                  Rohr, Inc. Savings Plan for Employees Covered
                       by Collective Bargaining Agreements

                          Notes to Financial Statements

                               December 31, 1999



A.     DESCRIPTION OF THE PLAN

The following description of the Rohr, Inc. Savings Plan for Employees Covered by Collective Bargaining Agreements (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution savings plan, first made effective January 1, 1966, and restated as of December 1, 1994. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The purpose of the Plan is to provide a regular savings and investment program for eligible employees of BFGoodrich Aerospace, Aerostructures and Aviation Group, formerly Rohr, Inc., (the "Company"), which was acquired by The B.F.Goodrich Company ("BFGoodrich").

On December 31, 1999, all obligations under this plan to provide benefits with respect to members whose benefits and other terms of employment have been determined pursuant to the collective bargaining agreement between the Company and the International Association of Machinists and Aerospace Workers were assumed by, and the assets held in connection with such benefits were transferred to, The Pretax Savings Plan for Salaried Employees of Rohr, Inc.

The remaining participants in the Plan are covered under a collective bargaining agreement between the Company and the International Union of Operating Engineers. Currently, this contract which expires in June 2000, is being renegotiated and it is the Company's intention to transfer these remaining participants to The Pretax Savings Plan for Salaried Employees of Rohr, Inc. in late 2000.

PARTICIPATION IN THE PLAN

Employees of the Company are eligible to participate in the Plan if they: (1) are covered by a collective bargaining agreement specifying that they are to be covered by the Plan and (2) have completed 12 calendar months of employment.




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                  Rohr, Inc. Savings Plan for Employees Covered
                       by Collective Bargaining Agreements

                          Notes to Financial Statements




A.     DESCRIPTION OF THE PLAN--CONTINUED

CONTRIBUTIONS

Upon enrollment in the Plan, participants may elect to contribute fixed amounts to the Plan ranging from $10 to $140 for each two week pay period. Such contributions are made by payroll deductions.

The Company contributes an amount equal to fifty percent of the first $70 of the contribution made by each participant for any two-week payroll period.

VESTING PROVISIONS

Participants vest 20% in the Company's contributions for each year in which they work 1,000 hours.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and the Company's contributions. The accounts are further adjusted for allocations of the Plan investment income or losses and administrative expenses.

WITHDRAWALS

Under the Plan, a participating employee or his or her legal successors will be entitled to a distribution of the value of the investments held in his or her account upon retirement, death, entry into the armed forces, permanent and total disability, layoff or termination for other reasons. Upon termination of employment for any reason, participants have the option of deferring distribution of the vested value of his or her account until the later of retirement or attainment of age 70-1/2. Active employees must make a total withdrawal by April 1 following the calendar year they attain the age 70-1/2.

Participants may elect to have Employer Stock Fund distributions paid in shares, with residual amounts (fractional shares) paid in cash. Distributions are paid in cash unless stock is requested.



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                  Rohr, Inc. Savings Plan for Employees Covered
                       by Collective Bargaining Agreements

                          Notes to Financial Statements




A.     DESCRIPTION OF THE PLAN--CONTINUED

A participant may voluntarily withdraw from participation in the Plan but may not thereafter become a participant in the Plan again until 12 months have elapsed. The amount distributable upon withdrawal includes the full value of the investments held in the withdrawing participant's account attributable to his own contributions and the value of the investments attributable to that portion of the Company's contributions that has become vested.

A participant may also make a partial withdrawal of the amounts in his or her account under the Plan if such a partial withdrawal is approved by the Plan Administrator as being required to relieve financial hardship caused by such matters as illness or disability of the participant or a dependent member of his or her immediate family or a situation beyond the participant's control involving serious financial loss.

Only one partial withdrawal may be made during any six month period, and for six months after such partial withdrawal no further contributions may be made by the participant or the Company for his or her account. Any partial withdrawal must be for at least $100, and any larger amount must be in additional increments of $50. Withdrawals can only be made from fully vested Company contributions or from participant contributions that have been in the Plan at least seventeen quarters.

FORFEITURE OF INTEREST

The value of investments in each participant's account attributable to the participant's own contributions is not subject to forfeiture. Any participant who voluntarily withdraws from participation or whose employment is terminated for reasons other than retirement, layoff for four weeks or more, death, entry into the armed forces or permanent and total disability will forfeit that portion of the value of his account attributable to the Company's contributions in which no interest has vested.

All amounts forfeited under the Plan will remain in the Plan and used to reduce future contributions to the Plan by the Company. If the Plan is terminated, any forfeited amounts not yet applied against Company contributions will accrue ratably to the remaining participants in the Plan at the date of termination.




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                  Rohr, Inc. Savings Plan for Employees Covered
                       by Collective Bargaining Agreements

                          Notes to Financial Statements




A.     DESCRIPTION OF THE PLAN--CONTINUED

PLAN TERMINATION

The Company has the right to terminate the Plan at any time, except as provided in any applicable provision in a collective bargaining agreement whose term has not expired. Upon termination of the Plan, the entire amount of each participant's account (including that portion of the account attributable to the Company's contributions which would not otherwise be vested) shall become fully vested and nonforfeitable.

B.     SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The Plan's financial statements are prepared on the accrual basis of accounting.

INVESTMENT VALUATION

The Plan investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. The Employer Stock Fund is a unitized fund comprised of common stock of BFGoodrich and short-term cash investments. The unit value of the fund is derived from the market values of the common stock and the short-term cash investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.
Actual results could differ from those estimates.



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                  Rohr, Inc. Savings Plan for Employees Covered
                       by Collective Bargaining Agreements

                          Notes to Financial Statements




C.     INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                             DECEMBER 31
                                                          1999          1998
                                                     --------------------------

     Fidelity Growth and Income Portfolio, 3,216
       and 545,724 shares, respectively              $   151,669   $ 25,015,976
     Fidelity Short-Term Bond Portfolio, 11,036
       and 711,509 shares, respectively                   93,803      6,197,248
     Fidelity Retirement Money Market Portfolio,
       1,797 and 1,920,523 shares, respectively            1,797      1,920,523


During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $410,645 as follows:

              Mutual Funds                               $  593,198
              Employer Stock Fund                          (182,553)
                                                         ----------
                                                         $  410,645
                                                         ==========


D.     INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 30, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.



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                  Rohr, Inc. Savings Plan for Employees Covered
                       by Collective Bargaining Agreements

                          Notes to Financial Statements




E.     TRANSACTIONS WITH PARTIES-IN-INTEREST

The Company pays certain legal and accounting expenses of the Plan. Other than as described above or pursuant to the Trust Agreement with Fidelity Investments, the Plan has no agreements or transactions with any parties-in-interest.




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



                  Rohr, Inc. Savings Plan for Employees Covered
                       by Collective Bargaining Agreements

                             EIN 95-1607455 Plan-004

                               Schedule H, Line 4i
         Schedule of Assets Held for Investment Purposes at End of Year

                                December 31, 1999


                                           Description of Investment,
            Identity of Issue,              Including Maturity Date,
             Borrower, Lessor,              Rate of Interest, Par or    Current
             or Similar Party                   Maturity Value           Value
--------------------------------------------------------------------------------

Fidelity Growth and Income Portfolio*              3,216 shares       $ 151,669

Fidelity Short-Term Bond Portfolio*               11,036 shares          93,803

Fidelity Retirement Money Market Portfolio*        1,797 shares           1,797

Employer Stock Fund*                                  81 units            1,685
                                                                      ---------

TOTAL                                                                 $ 248,954
                                                                      =========

* Indicates party-in-interest to the Plan.

Note: Cost information has not been included above because all investments are participant directed.



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